UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Fresenius Medical Care AG

(Exact name of registrant as specified in its charter)

Germany	001-32749	04-3534941
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Else-Kröner Strasse 1, Bad Homburg, Germany	D-61352
(Address of principal executive offices)	(Zip Code)

Martin Fischer, +49 6172 268 6562, martin.fischer@freseniusmedicalcare.com,

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the reporting period from January 1 to December 31,_____.

Introduction

Company Overview

Fresenius Medical Care AG (“FME AG,” the “Company,” “we,” “us,” or “our”), a German stock corporation, is the world’s leading provider of products and services for individuals with renal diseases based on publicly reported revenue and number of patients treated. We provide dialysis and related services for individuals with renal diseases as well as other health care services. We also develop, manufacture and distribute a wide variety of health care products. Our health care products include hemodialysis machines, peritoneal dialysis cyclers, dialyzers, peritoneal dialysis solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals, systems for water treatment, as well as acute cardiopulmonary and apheresis products. We supply dialysis clinics we own, operate or manage with a broad range of products and also sell dialysis products to other dialysis service providers. We sell our health care products to customers in around 150 countries and we also use them in our own health care service operations. Our dialysis business is therefore vertically integrated. Our other health care services include value and risk-based care programs, pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology and cardiology services and ambulant treatment services.

Overview of Our Responsible Minerals Sourcing Program

In connection with its reporting under the Securities and Exchange Commission’s (SEC) Final Rule on Conflict Minerals (CM) and in compliance with Regulation (EU) 2017/821 of the European Parliament and of the Council of 17 May 2017 prescribing supply chain due diligence obligations for European Union (EU) importers of tin, tantalum and tungsten, their ores, and gold originating from conflict-affected and high-risk areas (the EU regulation), we designed a program (Responsible Minerals Sourcing Program, the RMS Program, or the Program) to capture the required data within our supply chain for analysis and disclosure. The Program also includes feedback and communication functions to ensure that the Responsible Minerals Sourcing Program enhances our knowledge of the suppliers to ensure that we continually evaluate the compatibility of their business practices with our established practices. The Program continues to conform in all material respects to the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, 3rd Edition and related Supplements on Tin, Tantalum and Tungsten and Gold (OECD Guidance). The OECD Guidance contains the following five-step framework:

1.	Establish strong company management systems;

2.	Identify and assess risks in our supply chain;

3.	Design and implement a strategy to respond to identified risks;

4.	Support the development and implementation of independent third-party audits of smelters’ and refiners’ sourcing; and

5.	Report annually on supply chain due diligence.

Responsible Minerals Sourcing Policy

Our Responsible Minerals Sourcing Policy (RMS Policy or Policy) continues to govern the sourcing of raw materials, including those materials from the Democratic Republic of the Congo (DRC) and its “adjoining countries,” defined by the Dodd Frank Wall Street Reform and Consumer Protection Act as those countries that share an internationally recognized border with the DRC (collectively, the Covered Countries1). Moreover, our Policy also applies to the Conflict-Affected and High-Risk Areas identified by the EU Regulation.

1 In its release adopting the final Conflict Minerals rule, the SEC identified these countries as Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia.

We also source components, or other materials, that could potentially contain an identified Conflict Mineral.

Our Policy is publicly available at:

https://www.freseniusmedicalcare.com/fileadmin/data/com/pdf/About_us/Policies_and_standards/Fresenius_Responsible_Minerals_Sourcing.pdf

Description of Supply Chain

We manage the procurement of raw materials and semi-finished goods used in the manufacturing of renal products globally. This global approach enables us to:

•	enhance the efficiency of our processes,

•	optimize cost structures,

•	improve returns on our capital invested in manufacturing,

•	respond quickly,

•	fulfill our commitment to meeting high quality and safety standards; and

•	through our Supplier Code of Conduct, require that our suppliers adhere to internationally recognized standards in corporate responsibility.

We have established a Global Procurement team that is interconnected that brings specialization and expertise to the management of our supply chain in various areas including strategic Category Management (Indirect and Direct Procurement), Cost/Supplier Engineering, Procurement Operations, Process and Platforms, Center of Excellence and Global Business Services (Source to Receipt). These global teams work together to ensure procurement is functioning appropriately to optimize cost, maintain high quality standards and lessen risks in our supply chains to ensure supply availability.

Our procurement risk mitigation efforts include the development of partnerships with strategic suppliers through framework contracts, maintaining, where reasonably practicable, at least two sources for all supply and price-critical primary products (dual sourcing, multiple sourcing), incorporating measures to prevent loss of suppliers such as continuous supply chain monitoring and the creation of risk mitigation strategies to increase supply chain resilience, particularly for primary and secondary suppliers located in countries with unpredictable geopolitical landscapes.

Our procurement policy combines worldwide sourcing of high-quality materials with the establishment of long-term supplier relationships. Additionally, we have processes in place to ensure that purchased materials comply with the quality specifications and safety standards required for our dialysis products. We outsource only after we have qualified suppliers, ensuring they meet our requirements. Interactive supplier relationship management and risk management systems connect all our global procurement activities to enhance global transparency, standardize processes and enable the constant monitoring of our projects and supplier-related activities. Our supply chain and risk management systems are also intended to ensure compliance with our Supplier Code of Conduct, which requires suppliers to ensure that products supplied to Fresenius Medical Care do not contain metals derived from minerals or their derivatives originated from conflict regions that directly or indirectly finance or benefit armed groups and cause or foster human rights abuses.

However, as we are an original equipment manufacturer that assembles and manufactures components and sub-components into finished products, we are largely removed from the processing facilities in our supply chain with regards to conflict minerals and we must rely on the information provided by our suppliers through various due diligence processes.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Reasonable Country of Origin Inquiry Conclusion:

We performed due diligence to determine the source and chain of custody of the subject minerals necessary to the production or functionality of certain of its products. For the year ended December 31, 2023, we determined in good faith that we were unable to definitively ascertain whether the Conflict Minerals necessary for the functionality or production of the relevant products manufactured or contracted for manufacture by us financed or benefitted armed groups in the DRC or any other Covered Countries.

Description of Reasonable Country of Origin Inquiry

Our Reasonable Country of Origin Inquiry (RCOI) was conducted, in good faith, through the collection of conflict minerals data from suppliers of products or materials that we determined to be at-risk for potentially containing the identified minerals in the products that they provided to us during 2023. These products are summarized in the Conflict Minerals Report filed as Exhibit 1.01 to this Form SD. Moreover, our RCOI was developed based upon industry best practices in collaboration with a third-party consultant.

Our RCOI conflict minerals data collection processes include, but are not limited to, the following:

•	developing and distributing free, educational material and training to relevant suppliers,

•	initiating a survey campaign from relevant suppliers utilizing the cross-industry Conflict Minerals Reporting Template (CMRT) developed by the Responsible Minerals Initiative (RMI), an umbrella organization with over 500 member companies that provides tools and resources that support responsible sourcing of minerals from conflict-affected and high-risk areas, and

•	comparing conflict minerals data received from relevant suppliers to Country of Origin (CoO) information available to us via our membership in the RMI.

A copy of our Conflict Minerals Report is filed as Exhibit 1.01 hereto and this Form SD will be publicly available, together with Form SD filings and Conflict Minerals Reports for prior years, at https://www.freseniusmedicalcare.com/en/about-us/sustainability/supply-chain/.

Item 1.02 Exhibits

Section 2 — Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FRESENIUS MEDICAL CARE AG

May 28, 2024
(Date)

By:	/s/ Helen Giza
Name: Helen Giza
Title: Chief Executive Officer, Chair of the Management Board

By:	/s/ Martin Fischer
Name: Martin Fischer
Title: Chief Financial Officer and member of the Management Board